WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

February 7, 2012

Ms. Allicia Lam
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Golden Oasis New Energy Group, Inc. Registration Statement on Form S-1/A Amendment No. 4. File No. 333-175482

Dear Ms. Lam:

We have filed on EDGAR the above Amendment No. 4.

We have added the requested quantified disclosure concerning net losses, etc. in the summary section.  We have also updated the January 2012, noting the dates have been pushed out a month due to the lengthy China New Year holiday.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.